02035878

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 15, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2002

KPNQwest N.V.
(Registrant)

By: J. W. Peterson
Name: J. Weston Peterson
Title: Vice President

kpn/Qwest

News

KPNQWEST UPDATES ITS CURRENT FINANCIAL POSITION

Hoofddorp, The Netherlands, 15 May 2002 – KPNQwest N.V. is providing an update of its financial position. KPNQwest has retained Bear, Stearns & Co. Inc. and Banc of America Securities Limited to advise the Company on exploring alternative means of recapitalising its balance sheet. Working with its advisors, KPNQwest continues to explore various options, including raising funds from its significant shareholders and third parties, finding a strategic buyer or selling certain non-strategic assets to third parties. This remains the Company's primary objective. However, KPNQwest has not yet reached an agreement with any person for this purpose and there can be no assurance that any agreement will be reached.

Following its announcement on 24 April 2002 that it was exploring alternative means of recapitalising its balance sheet, KPNQwest has experienced a continued deterioration in its liquidity position, in part due to the uncertainty of the alternative telecommunications market and the Company's financial position and prospects. In light of its deteriorating financial position and prospects, KPNQwest has been evaluating its own resources and funds potentially available from other persons to determine whether they would be sufficient to meet all of its obligations, including its ability to meet its obligations under its outstanding high yield notes, or to complete a recapitalisation transaction.

KPNQwest has also entered into discussions with the lenders under its existing credit facility about the preliminary results of KPNQwest's review of recapitalisation alternatives and the Company's current financial condition and prospects. Under the present circumstances, without sufficient additional financial support from shareholders, strategic buyers or third party investors, KPNQwest is unable to draw further funds from the existing credit facility in order to meet its funding requirements for all of 2002.

KPNQwest N.V. • South Point Building F • Scorpius 60
Postbus 2010 • 2130 GE Hoofddorp • The Netherlands
t +31 (0) 23 568 76 76 • f +31 (0) 23 568 79 00 • e media@kpnqwest.com • i www.kpnqwest.com

KPNQwest believes that, in light of its deteriorating financial position and prospects, the value of its debt and equity securities have been severely impaired and could face significant future impairment. KPNQwest believes that there is substantial risk that there may be no underlying value to either its debt or equity securities.

KPNQwest continues to manage its business in a focused manner, conserving capital and reducing costs where appropriate, while continuing to provide services to its customers.

About KPNQwest
KPNQwest (NASDAQ & ASE: KQIP), a leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The Company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres™. For more information please visit the KPNQwest website at: www.kpnqwest.com.

For further information, please contact:

Piers Schreiber
Corporate Communications - KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
Investor Relations - KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the annual report on Form 20-F and other filings filed by KPNQwest with the SEC, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, failure of European Internet use to increase as expected, significant competition, rapid technological change and adverse changes in the business and regulatory environment. KPNQwest undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.